Date:   5 July 2001
Number: 03/01

MOUNT ARTHUR NORTH DEVELOPMENT TO PROCEED

BHP Billiton Limited (BHP Billiton) today announced it has approved the commencement of construction of the Mount Arthur North open cut thermal coal mine in the Upper Hunter Valley, New South Wales.

The project represents a high value brownfield expansion of the existing BHP Billiton Bayswater mine. It forms a key component of BHP Billiton's thermal coal strategy, designed to expand production from high margin Australian resources to meet growing regional demand for steaming coal.

In turn, the development contributes to the Company's intention to have multi-sourcing options, in addition to its South African, Colombian and Indonesian production, for the supply of coal into regional markets.

The estimated capital cost of the Mount Arthur North development is US$411 million. The mine will be capable of producing up to 15 million tonnes of raw coal per annum.

Production of 6.3 million tonnes of saleable coal, from the Bayswater/
Mt Arthur North complex, is expected to be achieved in financial year 2003. Full production from Mount Arthur North of 12.1 million tonnes per annum of saleable coal is expected by 2006.

A portion of the initial production will be supplied under contract for five years to Macquarie Generation for local power station electricity generation, delivered by an existing overland conveyor.

President of BHP Billiton Thermal Coal, Mr Mike Oppenheimer, said:

"The Mount Arthur North development forms an important part of BHP Billiton's ongoing focus to manage a high quality, diverse asset base with an underlying strategic commitment to accelerate the movement towards greater customer service and extended value chain participation."

"The development of this world class resource enhances BHP Billiton's position to capture an increased share of the assessed strong growth in Asian energy demand in general, and seaborne traded thermal coal demand in particular."

Production costs at Mount Arthur North are expected to be sustainable in the lowest quartile. The development displays robust project economics and represents an important increment in the value of BHP Billiton's portfolio of thermal coal assets.

The Mount Arthur North coal resource is the last remaining significant open cut resource in the Hunter Valley to receive development consent. Mount Arthur North contains estimated coal resources of 812 million tonnes
(721 million tonnes measured and 91 million tonnes indicated).

The mine development is adjacent to Bayswater Colliery and the two resources will be mined as one large, flexible operation. Synergies will be captured through combined management, combined mine planning, sharing of infrastructure, sharing of equipment and joint marketing. Full capacity of the combined operations is expected to be up to 14.5 million tonnes of saleable coal per annum. The stripping ratio for the Mount Arthur North development is approximately 4:1 and is expected to be constant over the mine life.

The Bayswater Mine and Mt Arthur North development are owned by the BHP Billiton subsidiary, Coal Operations Australia Limited (COAL).

Coal Operations Australia Limited was awarded the Mount Arthur North Coal Exploration Area in July 1998 after a public tendering process. Following exhaustive exploration, mine planning, environmental analysis and community consultation, the Company received Development Consent in May 2001 and was granted a Mining Lease in June 2001.



Further information can be found on our Internet site:
http://www.bhpbilliton.com


ENQUIRIES:

Australia
Dr. Robert Porter, Investor Relations
Tel: + 61 3 9609 3540 Mobile: +61 419 587 456
email: Robert.Porter@bhpbilliton.com

Mandy Frostick, Media Relations
Tel: +61 3 9609 4157 Mobile: +61 419 546 245
email: Mandy.J.Frostick@bhpbilliton.com

United Kingdom
Marc Gonsalves, Investor Relations & Communication
Tel: +44 20 7747 3956 Mobile: +44 7768 264 950
email: Marc.Gonsalves@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Mike.Campbell@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

In respect of the information in this release relating to stated coal resources, this information is based on and accurately reflects information compiled by Pieter R Grey FAusIMM, CP Geo a fulltime employee and Manager Geology with Coal Operations Australia Limited, a wholly owned subsidiary of BHP Billiton. Mr Grey has sufficient experience, which is relevant to the style of mineralisation and type of deposit under consideration and to the activity, which he is undertaking to qualify as a Competent Person as defined in the 1999 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves.